NO ACT

PE
1-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005958

March 18, 2011

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Received SEC
MAR 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-11

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

Dear Ms. Bork:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to ExxonMobil by NorthStar Asset Management Inc. We also have received a letter on the proponent's behalf dated February 22, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Stanford N. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2011

The proposal requests the board create to a comprehensive policy articulating the company's respect for and commitment to the human right to water.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that ExxonMobil has a policy that compares favorably with the guidelines of the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 22, 2011

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to ExxonMobil regarding a comprehensive policy on the human right to water by the NorthStar Asset Management, Inc.

Ladies and Gentlemen:

NorthStar Asset Management Inc. (the "Proponent") is the beneficial owner of common stock of ExxonMobil (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company requesting that the Board of Directors create a comprehensive policy articulating the Company's respect for and commitment to the human right to water. We have been asked by the Proponent to respond to the no action request letter dated January 21, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rule 14a-8(i)(10) (substantially implemented).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Lisa K. Bork, ExxonMobil.

SUMMARY

The Company notes that it "believes" that its *Corporate Citizenship Report* fulfills the request of the Proposal for a comprehensive policy articulating the Company's respect for and commitment to the human right to water. However, describing of various company activities on water, and offering various rhetoric on "corporate responsibilities," does not fulfill the essential objectives of a comprehensive policy on the human right to water. Such a policy is a systematic statement of the company's commitment to respecting the human rights of external stakeholders, and a clear articulation of the steps the company and its employees will take to respect those rights. As such, the essential objectives of the Proposal are not substantially implemented.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

For convenience, the proposal in its entirety is attached (Exhibit 1). The following is the resolved clause and supporting statement.

RESOLVED, the shareholders request the board of directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT
Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities.

ANALYSIS

The Company's report describing some of its water related activities does not fulfill the objectives of a comprehensive policy statement expressing the corporate commitment to the human right to water, and does not "substantially implement" the Proposal.

The Company argues that its *Corporate Citizenship Report* (CCR) substantially implements the request of the Proposal. However, the proposal requests that the Company create a **policy articulating the Company's firm commitment to upholding the human right to water throughout its international operations**. The proposal does not request an explanation of the company's practices relating to water, but rather a written policy clearly articulating for all actors within the company how the Company will, in its operations worldwide, uphold and commit to the human right to water in five key areas (as defined by the United Nations): ***sufficient, safe, acceptable, physically accessible*** **and** ***affordable*** water.

The proposal explains that this policy would be used as an ethical framework by the Company when making business decisions to ensure that its operations do not risk violating United Nations-sanctioned human rights. The fact that the Company is reporting on its efforts is commendable, however to fulfill the proposal the Company would need a written, principled framework articulating the commitment to the human right to water.

The reporting by the Company on water related activities does not constitute substantial implementation of a request for a formal policy under Staff precedents.

Under Rule 14a-8(i)(10), substantial implementation of a proposal requires more than existing actions or partial policies that touch upon the same subject matter as a proposal. *See* Abbott Laboratories (Feb. 28, 2008) (A human rights proposal on the right to access medicines was not excludable even though the company had programs and made significant contributions on the need for affordable access to medicines.); Target Corporation (April 1, 2002) (A proposal was not exdudable because all of the proposed principles were not reflected in the existing policies and the existing 20% independent monitoring did not equal the completely independent monitoring requested.). See also *Chevron* (March 22, 2008), the proposal requested the company to adopt a comprehensive, transparent, verifiable human rights policy and report to shareholders on the plan for implementation. Although the company had a "paper policy," the proponents documented that the company had not implemented the policy and further that the program was neither transparent nor verifiable.

Company reporting on certain water related activities does not fulfill the request for a clearly articulated commitment, recognizing stakeholders rights to water and enumerating the steps the company will take to respect those rights.

As the Company itself notes, "substantial implementation" under Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Noticeably, the Company's current actions have not done either. The essential objective of the Proposal is the establishment of a Board articulated policy indicating the Company's commitment to respect for human rights and its strategies for fulfilling that respect. Although many corporations have recognized that various of their water-related practices need improvement and have begun to engineer better ways to reduce water consumption, for instance, the core issue presented by the Proposal is a clearly articulated corporate policy of respect for the human right to water.

One of the leading experts on the question of corporate responsibilities regarding human rights is John Ruggie, the United Nations secretary general's special representative on business and human rights. Ruggie has forged a working consensus among companies, governments and advocates that human rights are not just a business concern, but that both governments and companies have human rights responsibilities. The Ruggie/UN "Protect, Respect and Remedy Framework" and companion Guiding Principles provide an entry point for many companies to consider human rights seriously for the first time and will frame the business and human rights discussion for years to come. According to those guiding principles one of the first things companies must do after digesting the overall framework is to adopt a human rights policy. A company must demonstrate exactly how it is meeting its responsibility to respect human rights. Human rights commitments need to be elaborated by the company, communicated to employees and other stakeholders, and reflected in company operations. That is the purpose of a policy.

Notably, when it comes to the request for the Board to create a policy "articulating our company's respect for and commitment to the human right to water," the Company's letter says "***we believe*** that the Company has such a policy" in the form of its *Corporate Citizenship Report*. The report discusses a diverse set of issues and various activities, viewpoints and plans. While one can find helpful aspirations and rhetoric embedded in the report, the report is not a policy. Instead, it is a description of some company practices. For instance, the Company cites its creation of a Freshwater Issue Management Team and its charitable work in Indonesia.

The notion of a human right to water centers upon first, the recognition of the rights of stakeholders – individuals in communities – affected by the company, and then describing how the company will respect those rights. The company's existing statements focus instead on describing various actions, but stop far short of providing a specific company policy, which would articulate clearly for all employees of ExxonMobil the imperative of respecting these stakeholders rights, and articulating specifically how the company and its employees must do so.

In such a "human right to water" policy, the Company would first make a definitive commitment to upholding the human right to water, and then articulate the ways in which it will satisfy each aspect of the human right to water (sufficient, safe, acceptable, physically accessible and affordable water). See the attached examples of human right to water policies adopted at other multinational corporations (Exhibit 2). For instance, PepsiCo's policy on the human right to water, contained in full in the appendix, describes the company's commitments as follows:

1. Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
2. Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;
3. Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;
4. Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;
5. Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

While the ExxonMobil *Corporate Citizenship Report* discusses the water crisis, it does not clearly articulate for its employees the operational commitments needed to ensuring that its operations do not hinder safe, sufficient, acceptable, physically accessible, and affordable water for personal and domestic use. As such, the Company has not "substantially implemented" the objectives of the proposal and the Staff should not allow exclusion.

Fragmentary statements of aspirations or "responsibility" embedded in a report on company activities does not constitute a comprehensive policy.

In its letter, the Company attempts to point to aspirational or rhetorical statements scattered throughout its *Corporate Citizenship Report* as evidence of a "policy." Among the statements cited by the Company as proof of such a policy are the comments that "water is an essential, life-sustaining resource" … "We recognize our responsibility to surrounding communities and the environment to manage our freshwater use in a sustainable manner, and to respect human rights," and "ExxonMobil take seriously our responsibility to manage freshwater consumption in our operations."

These disparate statements fail to add up to an articulation of the elements of the human right to water and fail to address most of the essential points of the Proposal for a comprehensive policy articulating "ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities." Although the Company notes that the availability of freshwater and safe water supplies and sanitation are critical to society, to health, to social stability and to economies, the focus of these disparate comments is not necessarily on the rights of the individuals in these communities, but rather can be understood to reflect the Company's recognition of external resource and political limitations on its operations.

While the company offers its aspirations and asserts that it takes its responsibilities seriously, it would be a speculative exercise at best for external stakeholders or even more important, internal employees who are supposed to be guided by a policy, to discern from the document the extent of the company's "commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities." As such, the report cannot be understood as substantially implementing the need for a "comprehensive policy."

A company that implements a small fraction of a Proposal's request for a policy cannot be said to have substantially implemented the proposal. For example, in *Chesapeake Energy Corporation* (March 30, 2009) the proposal requested the company amend its equal opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. The company challenged the proposal asserting that its policy of nondiscrimination on sexual orientation substantially implemented the policy, but the policy did not mention gender identity and the Staff found that as such, the request was not "substantially implemented."

Existing Company activities and controversies further demonstrate the need for such a policy on the human right to water.

The Company is embroiled in numerous water related controversies that demonstrate the need for clearer policy regarding the human right to water. As recently as October 2009, ExxonMobil was found guilty of wrongdoing regarding water contamination, which potentially violates the human right to water as defined by the United Nations (in which safety, sufficiency, acceptability, physical accessibility, and affordability of water are the five pillars of this right).

The *New York Times* reports that "a federal jury…found ExxonMobil liable for contaminating groundwater in New York City and awarded the city $104.7 million in compensatory damages" (http://www.nytimes.com/2009/10/20/science/earth/20exxon.html). ExxonMobil was found to have polluted groundwater with the fuel additive M.T.B.E., which is water soluble and can render large quantities of groundwater non-potable. The EPA has determined that while it cannot yet identify the health risks of low dose MTBE exposure, "MTBE is a potential human carcinogen at high doses" (http://www.epa.gov/mtbe/water.htm). Perhaps most disturbing, the federal jury in this case found that ExxonMobil knew of the contamination, but "failed to warn government agencies, gas station owners and the public about the danger."

This incident, in which the Company was required to compensate New York City for nearly $105 million, illustrates an urgent need for a policy by ExxonMobil in which the Company articulates its commitment to the human right to water. Not only would a commitment of this sort demonstrate to governmental agencies and the public the Company's dedication to upholding human rights, but it should assist the Company in avoiding further episodes of this fashion. Residents of the City of New York were put at great risk from M.T.B.E. exposure and were denied their basic human rights to safe, sufficient water by the Company, while the Company name was shamed by the ruling that the Company knowingly withheld information about the safety of residential drinking water. Had a human right to water policy been firmly in place before this incident, the Company might have been guided by this internal set of guidelines, and could have made proactive decisions to shield the safety, sufficiency, acceptability, physical accessibility, and affordability of the local water supply.

This recent spill and contamination is in addition to the 2006 ruling in which the U.S. government sued Mobil Exploration and Producing U.S. Inc. (an ExxonMobil subsidiary) for 83 spills during the 1990s at the company's oil fields reached tributaries of the San Juan River, in violation of the federal Clean Water Act. This ruling cost the Company a $515,000 penalty and $4.7 million to reduce oil spills at its field operations.
(http://www.planetark.org/dailynewsstory.cfm/newsid/26434/story.htm)

The Company's increasing involvement in the natural gas extraction process known as hydraulic fracturing also implicates the issue of water as a human right. The Company in its

Corporate Citizenship Report highlights its recycling and reuse of water related to such operations in its Piceance operations—an area where it seems there might not be sufficient water supply for the operations in the absence of such recycling. This is consistent with what the company states elsewhere in its citizenship report—that its "Environmental Standard for Water Management" requires projects in regions **with limited fresh water** to conduct an assessment of available resources and to identify mitigation options to reduce freshwater consumption. ***Unfortunately, this approach neglects to address the major concerns regarding wastewater disposal capacity and its risks to local water supplies.***

For example, in Pennsylvania, the issue of waste water recycling and reuse is driven **not by the scarcity of fresh water, but by shortages of disposal capacity**. In that area, there is an absence of deep underground injection wells for waste disposal and limited capacity in municipal treatment plants to which waste waters have often been shipped. The Commonwealth of Pennsylvania maintains a database of waste treatment and recycling for oil and gas operations. For the period from July 2009 to June 2010, ExxonMobil subsidiary XTO reported in 19 well reports that the waste from all its horizontal wells (the type of well for which fracturing is usually done) was sent to municipal sewage treatment plants or to commercial treatment plants. In contrast, within the same region, in 58 well reports, Chesapeake Appalachia reported recycling and reusing the wastewater from virtually all of its wells reported on during the same period.[1]

ExxonMobil's insufficient transparency on recycling and reuse may be part of a larger failure at the Company regarding its reporting on water use. The Carbon Disclosure Project Water Disclosure 2010 Global Report was produced on behalf of 137 investors with assets of $16 trillion. CDP Water Disclosure's goal is "to make meaningful, systematic and comparable reporting on water a standard corporate practice globally, enabling investors, companies themselves, governments and other stakeholders to put this data at the heart of their decision making." The report was a multi-sector survey of 302 of the world's 500 largest companies in the FTSE Global Equity Index Series, focusing on sectors that are water intensive or are particularly exposed to water-related risks. The overall corporate response rate was 50%. The Oil and Gas Sector's response rate relative to other sectors was highlighted as relatively poor; **ExxonMobil was one of 36 non-respondents out of the 51 companies asked to respond.** [2] This issue is of growing concern to investors. According to a recent article in Environmental Leader, the number of institutional investors using the Carbon Disclosure Project (CDP) to seek data on companies' water management has risen by over 150 percent. This year 354 investors signed the CDP's request to companies for water information, up from 137 last year. Those 354 investors control $43 trillion in assets.[3]

Conclusion

---

[1] See: https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteHome.aspx
[2] See pages 5 and 36-37: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf
[3] http://www.environmentalleader.com/2011/02/04/number-of-investors-seeking-water-data-doubles/

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Julie Goodridge
Lisa K Bork, ExxonMobil, lisa.k.bork@exxonmobil .com.

Exhibit 1
Text of the Shareholder Proposal

Policy on the human right to water

WHEREAS, water is a key resource used in production of our Company's product, and therefore water quality and quantity is vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);

Over-consuming and depleting community groundwater is risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

Whereas, ExxonMobil is a transnational corporation, and in 2003 the UN Commission on Human Rights issued a report on the scope of the human rights obligations which clearly states that "transnational corporations...are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments." On July 26th, 2010, the UN General Assembly, ratified by a vote of 122 for, zero against, and 41 abstentions, "declare[d] the right to safe and clean drinking water and sanitation as a human right that is essential for the full enjoyment of life and all human rights;"

We believe that it is the obligation of our Company to adhere to the UN's declaration in General Comment 15 which describes that "the human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water." The best way for us to ensure sustainable access to water resources is through a comprehensive company policy on the human right to water, using General Comment 15 as a sound model;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the human right to water;

Significant commercial advantages may accrue to our Company by adopting a comprehensive human right to water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;.

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities.

Exhibit 2

Exemplary Company Policies on the Human Right to Water

PepsiCo Guidelines in Support of the Human Right to Water

Water is critical to life, and essential to business. It is the primary ingredient in our company's beverages, and also necessary to produce most of our other products. As such, water quality and quantity are essential in our daily activities, and essential to the activities of our communities, consumers, and other partners. Our search for a clean and ample water supply brings us into the lives of many individuals around the globe. We recognize the impact of our business on each community in which we operate, and likewise the impact of our communities on our business. We are committed to supporting governments which preserve the Human Right to Water of individuals in the communities where our company operates, and advocating this right more broadly through our strategic approaches across the enterprise. The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Therefore, PepsiCo agrees to the following steps to ensure that our business engagement across the globe, first and foremost, respects the Human Right to Water:

6. Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
7. Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;
8. Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;
9. Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;
10. Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

We at PepsiCo respect the human rights recognized by the countries in which we operate, and will not take any action that would undermine a state's obligation to its citizens to protect and fulfill the Human Right to Water and, absent of a country's Human Right to Water Policy, we commit to operate within the principles of the Human Right to Water Policy as defined by the United Nations.

Intel Water Policy

Intel recognizes that water is a critical natural resource that is of strategic importance to our business and the communities in which we operate. We acknowledge the importance of having guiding principles in terms of our responsible use and preservation of this vital resource.

Our commitment to environmental stewardship—including responsible water management—is embodied in both Intel's Environmental, Health & Safety Policy and in the Intel Code of Conduct, which asks employees to consider both the short and long-term impacts to the environment and the community when making business decisions.

The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Consistent with our commitment to environmental responsibility and respect for the human right to water, Intel's water policy supports the following tenets in the communities in which we operate:

- *Safety:* Commit to preserve the quality of water resources we utilize in the communities where we operate.
- *Sufficiency:* Strive to operate in a manner that minimizes impact from our operations on the availability of community water resources.
- *Transparency:* Openly communicate and engage with our communities regarding our water usage and conservation initiatives in an ongoing manner.
- *Physical Accessibility:* Work to ensure that our operations do not adversely impact physical accessibility of community members to water resources.
- *Responsibility:* Consider the impact on water throughout all stages in our operations, including: reviewing access to sustainable water sources as a criterion when selecting a site for a new Intel facility, incorporating water conservation elements into the design of our facilities, and establishing specific water goals for new process technology changes in an effort to support a safe, consistent, adequate and affordable water supply in line with local practices.

Further, we commit to continuous improvement through research and partnerships with other companies and organizations on standards and activities to develop improved water footprint methodologies and best practices in responsible water management.

March 2010

Johnson & Johnson

Statement on Human Right to Water

Johnson & Johnson recognizes the Human Right to Water, which, as defined by the United Nations, entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water for personal and domestic uses. We also recognize that the actions of companies can impact water quality and quantity. Water is critical to life and, at the same time, essential to producing health care products, ensuring sanitation, and securing livelihoods. Because both people and companies rely on clean, plentiful water, we must all work to ensure supplies are adequate and quality is assured. Johnson & Johnson is committed to respecting human rights and complies with the local laws protecting those rights in all the countries where we are present. We operate according to the following principles to ensure that our businesses respect the human right to water:

1. Sufficient water: We strive to operate in a manner that will not diminish community water resources. We consider the availability of water when selecting new business locations and we seek to achieve efficient use of water resources at all operational locations. Since 2001, Johnson & Johnson has had long-term water-use reduction goals. Our companies conduct water audits, implement best conservation practices and use technology to increase the use of recycled water.

2. Safe and acceptable water: We seek to preserve the quality of water resources in the communities in which we do business. To further this, we consider relevant local and community water standards, and consistently apply our own internal quality standards to our operations worldwide. We welcome open engagement with local communities regarding our water usage and conservation initiatives.

3. Physical accessibility of water: We will not knowingly adversely impact the ability of people to access community water resources and we will address community concerns in a prompt, cooperative and open manner.

4. Affordable water: In conversations with governmental bodies, we support the principle that safe water supplies should be affordable and available in a fair and equitable manner to all members of a community.

February, 2011

Green Mountain Coffee Roasters, Inc. Policy
in support of the
Human Right to Water

Green Mountain Coffee Roasters, Inc. (GMCR) recognizes that water is a critical natural resource that is of strategic importance to our business, our stakeholders, and the communities in which we operate.

In 2010, the United Nations expanded the Universal Declaration of Human Rights to include the Human Right to Water, defined as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

Consistent with our historical commitment to corporate social and environmental responsibility, we recognize the Human Right to Water and acknowledge the importance of having guiding principles in terms of our responsible use and preservation of this vital resource.

Therefore, GMCR agrees to the following steps to ensure that our business engagement across the globe, first and foremost, respects the Human Right to Water:

1. **Safety**: commit to preserve the quality of the water resources we utilize in the communities where we operate.
2. **Sufficiency**: strive to operate in a manner that minimizes impact from our operations on the availability and cost of community water resources.
3. **Acceptability**: in our domestic and supply-chain business relationships we will specifically include access to clean water in our ongoing engagement efforts.
4. **Transparency**: openly communicate and engage with the communities in which we operate regarding our water usage and conservation initiatives in an ongoing manner.
5. **Physical Accessibility**: work to assure that our operations will not adversely impact physical accessibility of community members to water resources and will address community concerns in a cooperative manner.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1488 Facsimile

Lisa K. Bork
Counsel

ExxonMobil

January 21, 2011

VIA E-mail: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Policy on Water

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from NorthStar Asset Management, Inc. (the "Proponent") for inclusion in the Company's proxy material for its 2011 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal and related correspondence to and from the Proponent are set forth in Exhibit 1. The resolution is as follows:

> "**RESOLVED,** the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water."

Basis for Exclusion: Substantial Implementation (Rule 14a-8(i)(10))

Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release").

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

The Company believes that the Proposal has been substantially implemented, and can therefore be omitted from the Company's proxy statement under Rule 14a-8(i)(10).

Analysis

The Proposal requests that ExxonMobil's Board create a policy "articulating our company's respect for and commitment to the human right to water." We believe that the Company has such a policy. As discussed below, the Company has unambiguously set forth its views on the importance of water to communities, as well as its responsibility to manage its water use in a sustainable manner and to respect human rights.

Specifically, the Company's "2009 Corporate Citizenship Report," issued in 2010 (the "CCR"), contains much discussion of the Company's views on the global issue of sustainable water use, including a special section dealing specifically with water. The CCR is a Company publication that is prepared and made available as part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and plans regarding significant issues relevant to our business in a range of areas relating to the environmental, social and financial performance of the Company. It is regularly updated to provide comprehensive current information to our shareholders and other interested members of the public on many important aspects of our business. The CCR is available on the Company's website at *www.exxonmobil.com*, or by going directly to the following: *http://www.exxonmobil.com/Corporate/Imports/ccr2009/pdf/community_ccr_2009.pdf.*

The current CCR addresses water issues in several passages. In particular, the CCR includes a two-page case study entitled "*Water: A global issue requiring local solutions.*" *See* attached Exhibit 2 (found on pages 28-29 of the CCR). The case study is also available on the Company's website at: *http://www.exxonmobil.com/Corporate/Imports/ccr2009/energy_env.aspx.*

As discussed in this case study, the Company recognizes the importance of fresh water to communities, and it outlines principles and strategies to ensure sufficient freshwater quantity and quality. Such strategies include effective water resource management, reduction of water consumption, and improvement of local freshwater supply. The following passages, in particular, articulate the Company's views on water:

- "Water is an essential, life-sustaining resource. Sustainable and reliable availability of fresh water is critical to society and our industry."
- "We recognize *our responsibility to surrounding communities* and the environment *to manage our freshwater use in a sustainable manner*, and *to respect human rights*." [Emphasis added.]
- "ExxonMobil takes seriously our responsibility to manage freshwater consumption in our operations. Our environment policy outlines our commitment to operating in a way that protects the environment and takes into account the

economic and social needs of the communities where we operate, including effective management of fresh water."

- "Safe water supplies and sanitation are essential for the health and social stability of a community."
- "The health impacts associated with inadequate water supplies undermine productivity and economic growth."

We believe this information constitutes a policy that effectively meets all the requirements of the Proposal and provides an appropriate level of detail, considering that water is only one of many important environmental issues relevant to our global business operations.

In addition to the extensive discussion devoted specifically to the issue of water included in the case study outlined above, the CCR makes it very clear that the Company recognizes the importance of water considerations as part of its comprehensive environmental management processes. In the section entitled "Environmental Performance" (attached as Exhibit 3), the Company highlights "managing water" as one of three priority issues (*see* page 24 of CCR). This section summarizes the Company's approach to environmental protection, and it is clear that water considerations are important in the Company's assessment of its surroundings, design of facilities and operations, and commitment to operating with integrity.

For example, there is a separate paragraph in the "Operating with Integrity" sub-section entitled "Freshwater management" (*see* page 26 of CCR), which states in part:

> In the communities where we operate, we evaluate how our activities may impact freshwater availability and demand. We use a wide range of approaches to reduce freshwater use and preserve water quality such as on-site recycling and water reuse, purchase of treated wastewater for use as process water, and enhancements in processes to decrease water needs...

We believe the portions of the CCR highlighted above clearly demonstrate ExxonMobil's recognition of the importance of responsible water management throughout the Company's operations. As quoted above, "[w]e recognize our responsibility to surrounding communities and the environment to manage our freshwater use in a sustainable manner, and to respect human rights." The Company's disclosures satisfactorily address both the Proposal's underlying concerns and its essential objective, thus meeting the requirements for exclusion based on substantial implementation.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores,*

Inc. (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Conclusion

We believe that the publication discussed above demonstrates that ExxonMobil already has addressed the substance of the Proposal. We thus believe the Proposal has been substantially implemented and may be omitted from the proxy material for our 2011 annual meeting under Rule 14a-8(i)(10).

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 proxy materials. If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the Staff by email. A copy of this letter and the enclosures is being sent to the Proponent by overnight delivery service.

Sincerely,

Lisa K. Bork

LKB

Enclosures

cc - w/enc **Proponent:**
NorthStar Asset Management, Inc.
Attention: Julie N.W. Goodridge, President

Proof OK

FAX

NORTHSTAR
Asset Management Inc.

To:	David Rosenthal	From:	Julie Goodridge
Fax:	(972) 444-1505	Pages incl. cover:	4
Phone:		Date:	12/13/10
Re:	Revised shareholder proposal cover letter; proof of ownership	CC:	(972) 444-1199

SHAREHOLDER RELATIONS
DEC 13 2010
NO. OF SHARES:
COMMENT:
ACTION:

RECEIVED
DEC 13 2010
D. S. ROSENTHAL

NorthStar Asset Management, Inc.
P.O. Box 301840 • Boston, MA 02130
ph: (617) 522-2635 • fax: (617) 522-3165

[redacted]

NORTHSTAR ASSET MANAGEMENT INC

December 13, 2010

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Revised cover letter for shareholder proposal submitted on December 8, 2010

Dear Mr. Rosenthal:

Although we recognize the innovative steps Exxon Mobil has taken to reduce water consumption, we are concerned about the Company's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth shares of Exxon Mobil Corporation common stock held for more than one year, the [redacted] is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

As required by Rule 14a-8, the NorthStar Asset Management, Inc. has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership is attached. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Exxon Mobil to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Policy on the human right to water

WHEREAS, water is a key resource used in production of our Company's product, and therefore water quality and quantity is vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);

Over-consuming and depleting community groundwater is risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

Whereas, ExxonMobil is a transnational corporation, and in 2003 the UN Commission on Human Rights issued a report on the scope of the human rights obligations which clearly states that "transnational corporations...are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments." On July 26th, 2010, the UN General Assembly, ratified by a vote of 122 for, zero against, and 41 abstentions, "declare[d] the right to safe and clean drinking water and sanitation as a human right that is essential for the full enjoyment of life and all human rights;"

We believe that it is the obligation of our Company to adhere to the UN's declaration in General Comment 15 which describes that "the human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water." The best way for us to ensure sustainable access to water resources is through a comprehensive company policy on the human right to water, using General Comment 15 as a sound model;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the human right to water;

Significant commercial advantages may accrue to our Company by adopting a comprehensive human right to water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities.

55 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 13, 2010

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

MorganStanley SmithBarney acts as the custodian for NorthStar Asset Management, Inc. As of December 8, 2010, NorthStar Asset Management, Inc held 1,903 shares of Exxon Mobil Corporation common stock valued at $136,730.55 in the following MorganStanley SmithBarney client accounts: FISMA & OMB Memorandum M-07-16 *** MorganStanley SmithBarney has continuously held these shares on behalf of NorthStar Asset Management since December 8, 2009 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna K. Colahan, CRPS ®, CLTC
Vice President
Financial Advisor
The Colahan/Calderara Group

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 10, 2010

VIA UPS – OVERNIGHT DELIVERY

Ms. Julie N. W. Goodridge
President
NorthStar Asset Management Inc.
43 Saint John Street
Jamaica Plain, MA 02130

Dear Ms. Goodridge:

This will acknowledge receipt of the proposal concerning a policy on water, which you have submitted on behalf of the NorthStar Asset Management Funded Pension Plan (the "Proponent") in connection with ExxonMobil's 2011 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 8, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

Ms. Julie N. W. Goodridge
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

David Rosenthal

DSR/sjn

Enclosure

[redacted]RTHSTAR ASSET MANAGEMENT INC

SHAREHOLDER PROPOSAL

DEC 9 2010

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RECEIVED
DEC 09 2010
D. S. ROSENTHAL

December 8, 2010

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Although we recognize the innovative steps Exxon Mobil has taken to reduce water consumption, we are concerned about the Company's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth shares of Exxon Mobil Corporation common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

As required by Rule 14a-8, the NorthStar Asset Management Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Exxon Mobil to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Policy on the human right to water

WHEREAS, water is a key resource used in production of our Company's product, and therefore water quality and quantity is vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);

Over-consuming and depleting community groundwater is risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

Whereas, ExxonMobil is a transnational corporation, and in 2003 the UN Commission on Human Rights issued a report on the scope of the human rights obligations which clearly states that "transnational corporations...are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments." On July 26th, 2010, the UN General Assembly, ratified by a vote of 122 for, zero against, and 41 abstentions, "declare[d] the right to safe and clean drinking water and sanitation as a human right that is essential for the full enjoyment of life and all human rights;"

We believe that it is the obligation of our Company to adhere to the UN's declaration in General Comment 15 which describes that "the human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water." The best way for us to ensure sustainable access to water resources is through a comprehensive company policy on the human right to water, using General Comment 15 as a sound model;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the human right to water;

Significant commercial advantages may accrue to our Company by adopting a comprehensive human right to water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities.

EXHIBIT 2

Case Study

Water: A global issue requiring local solutions

Water is an essential, life-sustaining resource. Sustainable and reliable availability of fresh water is critical to society and our industry.



At ExxonMobil, we are committed to helping develop human, social, and economic capacity in a way that benefits communities and our business over the long term. We recognize our responsibility to surrounding communities and the environment to manage our freshwater use in a sustainable manner, and to respect human rights.

Energy and water are intimately connected, as it takes water to produce energy and energy to extract, treat, and transport water. The industry's freshwater demand is likely to increase as many of the low-carbon and renewable energy sources being considered as alternatives to traditional fuels are more water-intensive. A reliable supply of water is essential for the development of all sources of energy, both traditional and renewable.

Ensuring sufficient freshwater quantity and quality involves understanding supply and demand trends, assessing potential impacts on quality, and implementing steps to address trends and impacts. While water is a global issue, each situation requires an assessment of local supply, demand, and quality in order to determine appropriate and sustainable water uses. Our challenge is to apply technology and operational practices to enhance water use efficiency and protect water quality while delivering energy.

Effective water resource management

ExxonMobil takes seriously our responsibility to manage freshwater consumption in our operations. Our environment policy outlines our commitment to operating in a way that protects the environment and takes into account the economic and social needs of the communities where we operate, including effective management of fresh water. We apply a systematic approach to managing our freshwater consumption by assessing the availability and demands on water resources (using inputs such as the water scarcity map on page 29); seeking opportunities to reduce, reuse, and recycle fresh water; and treating any discharged water to acceptable levels.

For example, ExxonMobil Development Company's *Environmental Standard for Water Management* requires projects in regions with limited fresh water to conduct an assessment of available resources and to identify mitigation options to reduce freshwater consumption. Options may include substituting lower-water-use technologies, reusing fresh water multiple times, reducing water losses, and using alternative sources such as produced water—the naturally occurring salt water that is brought to the earth's surface with oil or natural gas. Our operations integrate water improvement targets in their respective *Environmental Business Planning* efforts.

In 2009, we established the Freshwater Issue Management Team to better understand the water-related risks and opportunities facing the company. The team assesses the potential impacts of emerging public water policies on our business and identifies available technologies and technology development opportunities to improve water management.

Sustaining freshwater availability by reducing consumption

Natural gas development in Colorado. Our natural gas project in the Piceance Basin in Colorado is being managed to increase natural gas production while reducing its environmental impact. One key challenge in producing natural gas from the Piceance Basin is the low permeability of the rock containing the gas. To enable the gas to flow, sand and high-pressure water must be forced through wells into the rock to create a network of fractures.

While fresh water was typically used for this purpose, we strive to make productive use of the nearly 14 million barrels a year of recovered water. This water is recycled and used for well completions stimulation and for drilling the deeper sections of Piceance wells. We expect to reduce our freshwater usage by about 35 percent in 2010 and 75 percent over the next few years compared to 2009 levels. This allows development areas of Piceance to use as little as one cup of fresh water for each 1000 cubic feet of gas produced. Fresh water will continue to be used for drilling shallow sections of the well to avoid contamination of surface water and soils.

Oil sands development in Alberta. A secure water supply is crucial for Imperial Oil's Cold Lake *in situ* oil sands operation and the Kearl oil sands mining project, both situated in Alberta, Canada. In Alberta, about 5 percent of licensed water is allocated for use by the oil sands industry. Currently, only one-third of this allocation is used. The growth of the oil sands industry is located in Northern Alberta, where about 85 percent of the province's water supply is located. Alberta Environment regulates freshwater use and has established a target to increase water use efficiency by 30 percent in all sectors by 2015.

Our *in situ* operation uses 9000 to 11,000 cubic meters of fresh water per day from Cold Lake. Water treatment, recycling, and the use of produced water as an alternative allowed Imperial to reduce freshwater use by about 88 percent, equivalent to 0.5 cubic meters of water per cubic meter of oil, compared to 4 cubic meters of water per cubic meter of oil in the 1970s.

Imperial plans to implement additional projects over the next several years at Cold Lake, which, if successful, will reduce freshwater consumption by 30 percent and result in a step change improvement in freshwater use efficiency. For more information about oil sands, see page 33.

Refining and chemical operations in Singapore. Because fresh water is a very limited resource in Singapore, the government has adopted steps to meet increasing demand, including desalination, recycling wastewater, and collecting storm water.

Working in such an environment reinforces the importance of responsible water use in our operations. A significant amount of nonpotable industrial water and treated or recycled wastewater is used at our integrated manufacturing site in Singapore. In 2009, approximately 16 million cubic meters, or 87 percent of the Singapore manufacturing site's water consumption, were supplied from either low-grade industrial water or treated wastewater. Our second petrochemical project currently being built in Singapore will, when completed, employ a variety of water-saving technologies, including wastewater treatment, sea water for certain cooling systems, and air coolers.

Through responsible and efficient water use, we have not only helped to reduce the pressure on local water resources, but also reduced annual operating costs. Two of the water saving projects in Singapore resulted in combined savings of approximately $1.7 million.

Lube oil blending in Colombia. Our Cartagena plant staff reduced freshwater consumption by well over 50 percent since 2007. The employee-led program entitled *Cuidemos el Agua* (Let's Preserve our Water) consists of general education on conservation techniques; reuse of separator water for landscaping, and installation of automatic shutoffs on faucets. These efforts have reduced water use by nearly 8000 cubic meters per year.

Improving local freshwater supply

Safe water supplies and sanitation are essential for the health and social stability of a community. According to the World Health Organization, almost one-fifth of the world's population lives in water-scarce areas and one-quarter lives in countries that face water shortages due to a lack of infrastructure. The United Nations *Millennium Development Goals* seek to halve the proportion of people without sustainable access to safe drinking water and basic sanitation by 2015. Water scarcity forces people to store water in unsanitary conditions or to utilize unsafe sources, increasing their risk of disease and providing breeding habitats for disease-carrying mosquitoes. The health impacts associated with inadequate water supplies undermine productivity and economic growth, particularly in developing countries.

Improving freshwater supply and sanitation in Indonesia. The lack of clean water is a serious risk for both public health and general prosperity in many areas of Indonesia. In an effort to eliminate the problems associated with lack of water and foster a positive relationship with local communities, we created a water and sanitation program to broaden access to clean water for Mobil Cepu Limited's surrounding communities. The project incorporates community involvement through well drilling programs and water and sanitation committees. Community participation is a critical aspect in planning, designing, constructing, monitoring, and maintaining the water and sanitation distribution system (see photo page 28). Eleven water and sanitation committees were developed and organized by villagers to build capacity and the technical knowledge to drill and construct their own water wells.

Prior to the initiation of the project in 2008, residents had to travel by foot or bicycle over 3 kilometers to access clean water. Now, over 3000 households from 11 villages have access to clean water 24 hours a day. In addition, education about water and hygiene has greatly reduced the incidence of digestive diseases and increased a responsible attitude toward water management.

Providing potable water in the Philippines. Mapun Island in the Philippines is the closest community to ExxonMobil's drilling and exploration operations in the South Sulu Sea. In May 2009, ExxonMobil and the Alternative Center for Organizational Reforms and Development (ACORD) conducted a community needs assessment of Mapun Island. About 130 representatives from five *barangays* (wards) participated to identify priority community needs on the island. The most critical need was access to potable water. Water access concerns include extended periods without rain (up to six months) and a water storage and distribution system in need of upgrading. Our community project will rebuild the pumping station that takes water from Singuwang Lake, build a new water distribution network, and install a generator. When completed in June 2010, the project will supply potable water to 13,000 residents, about half of the island's total population. ACORD is preparing the island's residents to take ownership of the water distribution system, together with the local government, to ensure the project continues to serve the community in the years ahead.

Areas of Physical and Economic Water Scarcity


Physical water scarcity
More than 75% of river flows are withdrawn for human use
Approaching physical water scarcity
More than 60% of river flows are withdrawn for human use
Economic water scarcity
Human, institutional, and financial capital limit access to water even though water resources are abundant
Little or no water scarcity
Less than 25% of river flows are withdrawn for human use
Not estimated

Source: Comprehensive Assessment of Water Management, International Water Management Institute, 2007.

EXHIBIT 3

Highlights

0
spills from ExxonMobil owned and operated marine vessels

35%
reduction in nonmarine spills greater than one barrel since 2005

$5.1
billion in worldwide environmental expenditures

36%
reduction in combined emissions of VOCs, SOx and NOx since 2005

Environmental Performance

Priority Issues



Reducing spills

Prevent spills from our operations through effective operations integrity management



Managing water

Reduce freshwater consumption and preserve water quality through the design and operation of our facilities



Protecting biodiversity

Reduce our environmental footprint by incorporating high standards to protect and mitigate potential impacts to biodiversity

Performance Overview

What we said in 2008

- Continue historical trend in spill reduction
- Reduce normalized emissions of volatile organic compounds (VOCs) and nitrogen oxides (NOx) from our chemical operations by 5 percent per year
- Further reduce our environmental footprint, particularly in sensitive ecosystems

What we did in 2009

- Achieved zero marine spills from our owned and operated marine vessels
- Achieved our second-best spill performance for nonmarine spills, but did not meet our expectations for improvement
- Reduced normalized emissions of combined VOCs and NOx from our chemical operations by more than 10 percent
- Expanded project *Environmental Standards* across our upstream companies
- Recognized by the Wildlife Habitat Council for our efforts in biodiversity conservation at our Fife ethylene plant in Scotland

What we plan to do

- Introduce *Corporate Environment Data Management System*, a computer-based system to improve data integrity and analysis capability
- Re-emphasize spill prevention measures to re-establish our improvement trend
- Expand application of project *Environmental Standards* across the Corporation
- Expand the number of facilities participating in wildlife habitat enhancement programs

THE SCALE AND COMPLEXITY OF DEVELOPING HYDROCARBON RESOURCES CONTINUES TO INCREASE ACROSS THE PETROLEUM INDUSTRY, AND THE EXPECTATIONS TO BRING VITAL ENERGY SUPPLIES TO MARKET WHILE REDUCING ENVIRONMENTAL IMPACTS CONTINUES TO GROW. As our diverse portfolio of projects spans the globe and requires us to work in remote and sensitive environments—arctic locations, deep water, and biodiverse onshore locations—we are committed to operating in a way that protects the environment.

Managing our environmental performance

Environmental management processes are guided by our *Protect Tomorrow. Today.* initiative, which outlines our expectations for each business to deliver superior environmental performance, drive environmental incidents with real impact to zero, and achieve industry-leading performance in focus areas of importance to each business. Progress toward these goals is managed through *Environmental Business Planning*, which integrates environmental improvement efforts with other business plans. Our continued efforts to identify areas for environmental improvement have reduced impacts to the environment, improved safety, and decreased operating costs.

A sustainable approach to environmental protection

Understanding the full life cycle of our operations is important to operating in an environmentally sustainable manner and involves four key steps.





Assessing our surroundings

Our approach to environmental protection begins with a thorough understanding of our surroundings and operating environment. Access to sound data on environmental aspects and biodiversity is an important input to the assessment process. ExxonMobil works with the United Nations World Conservation Monitoring Centre (WCMC) on the Proteus Partnership, a project designed to provide ready access to comprehensive, high-quality information and data on worldwide environmental conservation activities and biodiversity. We conduct Environmental, Socioeconomic, and Health Impact Assessments (ESHIAs) and integrate the results into project evaluation, planning, and decision-making. Early identification of potential impacts is essential for developing project alternatives and appropriate impact avoidance and mitigation actions. These early decisions help to reduce a project's environmental footprint by addressing energy needs, water use, land use, air emissions, impacts on sensitive environments, effects on local communities, and biodiversity protection.

Protecting biodiversity. Our sites incorporate biodiversity protection in their efforts to limit impacts in sensitive areas. We identify biodiversity protection objectives and actions for each location through our *Environmental Business Planning* efforts. Our mitigation actions include participating in initiatives to enhance the wildlife and habitat attributes of our properties as well as modifying engineering design, construction, and operating practices to protect particular species and sensitive habitats.

ExxonMobil is actively involved in a worldwide, multiyear industry research effort on the effects of exploration and production sound on marine life. Launched in 2004, under the auspices of the International Association of Oil and Gas Producers, the goal of the program is to enhance scientific knowledge to help assess the potential impacts of sound on marine life, assist in improving industry risk assessment and mitigation, and improve the scientific knowledge base used to develop regulations and mitigation strategies. To date, this program has improved research by characterizing industry sound sources; developing PAMGUARD, a marine mammal identification software; and improving satellite tags for animal tracking.

Designing our facilities and operations

We comply with all applicable host-country regulatory requirements and, where there are none, we perform to standards that are protective of the environment. In 2010, we plan to expand the application of project *Environmental Standards* to address environmental focus areas of importance to each business. These *Standards* will be developed and integrated over a three-year period into existing management systems such as *Operations Integrity Management System* (OIMS, see page 15) and the ExxonMobil *Capital Projects Management System* (EMCAPS), providing a framework to guide project development and execution.

The ExxonMobil Development Company's *Environmental Standards* set the basis for responsible environmental performance in regions of the world that do not have comprehensive environmental protection requirements. *Standards* include control of NOx emissions, flare and vent reduction, energy efficiency, drill cuttings discharge, water, waste, land use, and socioeconomic management. *Standards* for air emissions (sulfur oxides, VOCs, and particulate matter) were developed in 2009, and a marine geophysical operations standard will be developed in 2010. Upstream companies are expected to adopt both new *Standards* in 2010.

Reducing our physical footprint. ExxonMobil seeks to reduce the footprint of our operations through project design assessments, enhancements to ongoing operations, and advances in technology. For example, at Imperial Oil's Cold Lake Nabiye expansion in Alberta, Canada, advances in drilling and recovery technology allowed our engineers to redesign the project to require only nine initial well pads rather than 23, reducing the surface footprint of the initial phase of pad development by 40 percent. As a result, potential effects on wetlands and wildlife habitat were also reduced.

Through the use of enhanced technologies such as directional drilling and Multi-Zone Stimulation technology in developing tight gas resources, we can now drill up to nine wells from a single location, reducing our footprint and impact on surface acreage and wildlife habitat. Wells completed with this technology in the Piceance Basin in the United States produce significantly more gas than conventionally fractured wells, and at less cost. For more information about hydraulic fracturing and natural gas, see pages 27, 28, and 33.

Operating with integrity

OIMS is the cornerstone of our approach to communicating expectations, measuring progress, and striving to continuously improve environmental performance.

Spill prevention. In 2009, there were approximately 27,000 marine vessel voyages, and there was only one leak of trace amounts of oil from a long-term leased vessel. There were no spills from ExxonMobil marine affiliate owned and operated vessels or barges. We attribute this performance in part to our rigorous screening process for all marine vessels, which examines hundreds of technical, operational, and other noncommercial factors. Only those vessels that meet the highest criteria are considered for hire to ensure high levels of overall safety and quality.

In 2009, the total volume of hydrocarbons spilled from nonmarine sources was about 18 thousand barrels, most of which was recovered at the site of the spill. This represents a decrease of 13 percent from 2008. The number of nonmarine spills greater than 1 barrel in 2009 was 35 percent lower than in 2005, making it our second-best performance, but increased by 14 percent from 2008. We did not meet our expectation for continued improvement of our spill performance in 2009. As a result, we have increased emphasis on equipment reliability, individual accountability in daily activities to reduce human error, training to address high spill risk areas, and increased infrastructure inspections.

Air emissions from operations. In 2009, our combined emissions of volatile organic compounds (VOCs), sulfur dioxide (SO_2), and nitrogen oxides (NOx) decreased by 14 percent from 2008 and 36 percent from 2005 levels. By year-end 2009, our U.S. refining facilities achieved a more than 65-percent reduction of combined NOx and SO_2 emissions compared to 2005. This keeps us on track to meet our commitment to achieve a 70-percent reduction compared to 2000 baseline levels by 2012. Since 2005, our global chemical operations have been averaging

MARINE VESSEL SPILLS (OWNED/OPERATED AND LONG-TERM LEASED)
Number of hydrocarbon spills less than 1 barrel
* 0 spills
** This spill was from a long-term leased vessel.


2006 5
2007 3
2008*
2009** 1

OTHER SPILLS (NOT FROM MARINE VESSELS)
Number of oil, chemical, and drilling fluid spills greater than 1 barrel


Spills to water
Spills to soil
2006 295
2007 252
2008 211
2009 241

AIR EMISSIONS (VOCs, SO_2, AND NOx)
(millions of metric tons)


VOCs
SO2
NOx
2006 0.31
2007 0.29
2008 0.26
2009 0.22
2006 0.24
2007 0.21
2008 0.19
2009 0.16
2006 0.18
2007 0.16
2008 0.15
2009 0.13

a reduction of 7 percent per year for VOCs and 5 percent per year for NOx per unit of production. Greenhouse gas emissions are discussed in the Managing Climate Change Risks section of this report.

Freshwater management. In the communities where we operate, we evaluate how our activities may impact freshwater availability and demand. We use a wide range of approaches to reduce freshwater use and preserve water quality such as on-site recycling and water reuse, purchase of treated wastewater for use as process water, and enhancements in processes to decrease water needs (see water case study on page 28). In 2009, the net consumption of fresh water at our operations was 2150 million barrels, representing a 3-percent reduction from 2008. Since 2005, we have recycled over 50 percent of fresh water used, which aids in effectively managing our consumption.

Waste management. ExxonMobil uses a tiered approach to reduce both hazardous and nonhazardous waste. We first work to reduce waste at its source, then we recycle or reuse materials where possible. Any remaining waste is either treated to render it nonhazardous or disposed of in compliance with local regulations.

Since 2005, we successfully reused or recycled on average about 37 percent of the hazardous waste generated from our operations. The amount of hazardous waste disposed in 2009 from our ongoing operations totaled 816,000 metric tons, an increase of around 430,000 metric tons from 2008. The majority of this volume—about 696,000 metric tons—was produced water, which is typically not considered hazardous, but which has been classified as hazardous waste by one local authority. The produced water at this operation is disposed of by reinjection in properly designed disposal wells in an environmentally responsible manner, compliant with local regulations and consistent with global industry practices. Excluding this produced water, our operational hazardous waste was 120,000 metric tons, a 10-percent reduction from 2008.

The above-listed hazardous waste amounts do not include quantities generated during site remediation activities. In general, the volumes of remediation waste vary from year to year due to the nature and timing of remediation and reclamation projects. In 2009, we experienced an increase in remediation waste associated with closure activities



In 2009, the Fife ethylene plant in Scotland received two environmental certifications from the Wildlife Habitat Council: the *Corporate Lands for Learning* certification for successful site-based environmental education programs and the *Wildlife at Work* certification for employee involvement.

> "Business both impacts and relies on the availability and health of our natural resources. In recognizing this connection and protecting wildlife habitat and biodiversity in and around their operations, ExxonMobil sets a standard for responsible corporate stewardship."
>
> **Robert Johnson, President, Wildlife Habitat Council**

for a third-party fertilizer manufacturing site. Through these projects, ExxonMobil is working to enhance property and community value while creating opportunities for beneficial reuse of inactive properties.

Regulatory compliance and expenditures. Our worldwide environmental expenditures in 2009 totaled about $5.1 billion. This includes about $2.5 billion in capital expenditure and about $2.6 billion in operating expense. Fines and settlements paid in 2009 account for less than one-tenth of 1 percent of total environmental expenditures.

Restoring the environment

Remediation and restoration activities are a critical step in reducing our overall environmental impact and are a commitment of our environment policy. We have improved company-wide remediation results through the execution of a disciplined, globally consistent approach to manage a portfolio of projects.

Site remediation. Collectively, our employees, contractors, and subcontractors worked 8 million hours on remediation projects in 2009. For example, at the Golden Pass liquefied natural gas terminal in Texas, we are rehabilitating 99 hectares of eroded coastal marshland into high-value wetlands in the J.D. Murphree Wildlife Management Area to meet mitigation requirements under the Clean Water Act. Starting in 2007, we used sediment to fill eroded open water areas to serve as a platform for renewed plant growth, support a diverse wetlands ecosystem, and enhance a popular recreation area for the local community. To further supplement natural revegetation and satisfy the three-year, 80-percent revegetation requirement, we planted nearly 200,000 sprigs of marsh grass in 2009.

Natural land management. Through our natural land management strategy and proactive stakeholder engagement, we work to create opportunities for beneficial reuse of inactive properties. For example, on Long Island, New York, ExxonMobil Environmental Services (EMES) is evaluating restoration options of two former petroleum bulk storage terminal sites on ecologically valuable land. EMES is considering the environmental attributes of the sites and the interests of external stakeholders in the preservation of open spaces and natural resources such as wetlands.

ON THE WEB

Environmental Business Planning
exxonmobil.com/ebp

Conserving biodiversity
exxonmobil.com/biodiversity

Safety, health, and environment awards
exxonmobil.com/awards

UP CLOSE

Hydraulic fracturing

Hydraulic fracturing is the use of water pressure to create small cracks or fissures in rocks deep underground so the oil or natural gas can flow to the well. The industry has over 60 years of experience with the technique; still, the use of hydraulic fracturing in the growing development of unconventional gas resources has prompted public interest.

Much of the oil and gas in the United States cannot be produced without hydraulic fracturing. The combination of hydraulic fracturing with horizontal drilling, Multi-Zone Stimulation, and other technologies has enabled the recovery of unconventional gas trapped in low permeability rock such as shale, tight sandstones, and coal beds. Together, these technologies have increased total natural gas resource estimates in the United States by 35 percent in the last two years. At current rates of use, estimated resources amount to about a century of domestic natural gas supply.

Groundwater protection. The oil and gas resources exist in reservoirs that are separated from groundwater by layers of impermeable rock. State, federal, and independent analyses have found that the hydraulic fracturing process poses no risk to groundwater supplies. Additionally, steel pipe, known as surface casing, is cemented into place for the explicit purpose of protecting groundwater.

Transparency. For projects using hydraulic fracturing, transparency around the composition of injected fluids is important to address local concerns. Hydraulic fracturing fluid is typically 99 to 99.5 percent water and sand, with the balance consisting of additional ingredients that make the process more effective by reducing friction and preventing pipe corrosion and bacteria growth. We support the disclosure of ingredients used, including disclosure on a site-specific basis, and we are working with industry associations on a comprehensive policy. Material Safety Data Sheets, which list the major components in the fluid, are already available on-site for government officials, employees, and emergency response workers.

Water use and disposal. Local geology, geography, hydrology, and other factors shape water requirements for hydraulic fracturing as well as the most effective method for wastewater treatment, reuse, or disposal. Hydraulic fracturing does require a significant amount of water, and a large proportion of the water used is returned to the surface and must be managed. We are committed to recycling water where possible (see page 28). Hydraulic fracturing uses about one-tenth of the water used by coal per unit of energy produced. Some estimates state that ethanol production can use 1000 times more water than hydraulic fracturing per unit of energy produced. States regulate water use and disposal under the Clean Water Act, the Safe Drinking Water Act, and other statutes. There is nothing unique to the development of unconventional gas that creates different water management issues than the industry has already been working with states for years to address.

ExxonMobil has a long history with hydraulic fracturing both domestically and globally, and our own experience demonstrates that these operations can be conducted safely. We are committed to working with communities and landowners to address environmental concerns while providing jobs and income associated with the safe and efficient production of cleaner-burning natural gas (see page 33).